FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of January, 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 9, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing its annual management policy.
2.	News release issued on January 9, 2004, by the registrant, announcing 130 billion yen investment for semiconductor facility.
3.	News release issued on January 21, 2004, by the registrant, announcing the schedule and conditions of the tender offer for shares of Matsushita Electric Works.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 27, 2004

January 9, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota/Wilson Solano,
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Announces Annual Management Policy

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand name, today announced its annual management policy for fiscal 2005, ending March 31, 2005. The following is an outline of the policy, as announced by the company president, Kunio Nakamura.

Review of “Value Creation 21” Three Year Business Plan

1.	Purposes of the “Value Creation 21” plan

In line with the keywords “Deconstruct and Create,” MEI has implemented in the mid term business plan from fiscal 2002 the following initiatives and established a management style for the 21st century through various reforms.

(1)	Deconstruction (structural reforms): sales/distribution structure reforms for consumer electronics in Japan, employment restructuring, manufacturing process reforms, and integration/closure of manufacturing locations.

(2)	Creation (growth strategies): new business domain-based structure, management focusing on cash flows, black-box technologies, and more efficient organizations.

2.	“Value Creation 21” Review

(1)	After posting a huge loss in fiscal 2002, MEI’s business performance has improved remarkably, achieving a V-shaped performance recovery.

(2)	Competitive and strong-selling V-products have helped MEI regain market shares.

(3)	IT infrastructure has improved and helped “flat, web-like organizations” function better, facilitating empowerment and nurturing a corporate culture.

3.	Global Marketing Strategies

(1)	Promoted worldwide simultaneous launch and “vertical take-off” of new products through vigorous marketing.

(2)	Promoted a renewed Matsushita Group and its products with the unified global brand “Panasonic” and new global brand slogan “Panasonic ideas for life.”

Outline of the New Mid-term Business Plan “Leap Ahead 21”

During the three-year period from April 2004 through March 2007, MEI will shift its performance stage from “creating” to “leaping ahead,” naming the new mid-term business plan “Leap Ahead 21.”

1.	Enhancing Customer Value

In line with its corporate vision of “helping realize a ubiquitous network society” and “contributing to coexistence with the global environment,” MEI will aim at achieving the following objectives: To “realize a ubiquitous network society,” MEI will offer products and services incorporating the values of safety and security, and on-demand services transcending the constraints of time and space with ease and convenience. To achieve “coexistence with the global environment,” MEI pursues a “new prosperity” which helps realize a sustainable society balancing both environmental-friendliness and convenience. MEI will continue to develop with the aim of becoming a “Customer Value Creation Company” in 2010. The “Leap Ahead 21” plan is a milestone, when seen from the perspective of what the company should be like in fiscal 2007.

2.	Goals to Achieve with “Leap Ahead 21 Plan”

In fiscal year ending March 31, 2007, MEI aims to “secure its growth track” by achieving operating profit ratio of 5% or more, and CCM zero or higher.

MEI’s financial targets to be achieved by fiscal year ending March 31, 2007

(Consolidated basis, excluding the effect of take over bid over Matsushita Electric Works’ shares)

        Sales:                    8,200 billion yen

        Operating Profit:       410 billion yen

3.	Strategies for Products, Business, and R&D

(1)	Develop “V-products” as the engine driving business growth featuring:

■	Black-box technologies

■	Universal design

■	Consideration for the environment such as saving energy and resources

For the fiscal year ending March 31, 2005, MEI will introduce 71 new V-products, with a sales target of 1.5 trillion yen.

(2)	Strengthen the value chain from components and devices to finished products

■	Being fully aware of the significance of the semiconductor business, due to the added value of digital products coming from system LSI’s, the company will invest 130 billion yen over the next two years, starting from this May.

(3)	Propose new lifestyles

■	MEI will create added value by embedding services into finished products.

(e.g. “T navi” Internet-based information services for digital TVs, “S (Sigma) Book” for Internet publishing)

■	Matsushita will offer unique ideas to customers.

(e.g. washer/dryer with a 30-degree slanted drum, networked home appliances)

(4)	Strengthen R&D based on a 10-year vision

■	The company will create a 10-year vision for corporate R&D strategies. To realize this vision, each R&D project is to be reviewed and adjusted every year, with a view to selecting and concentrating R&D resources for maximum R&D investment efficiency while lowering its ratio of R&D expenditure to sales to 7% or less.

■	By sharing the 10-year vision & roadmap group-wide, the company will focus on investment in strategic products, strengthen intellectual property strategies, and develop more black-box technologies.

4.	Overseas Operations as “Growth Engines”

(1)	MEI will strongly promote the worldwide simultaneous launch and “vertical take-off” of V- products.

(2)	MEI will realize one trillion yen business in China in fiscal 2006.

5.	Strengthen Financial Position

MEI commenced a new cost reduction project in June 2003, with the goal of improving the company’s overall cost structure by eliminating unnecessary costs. By shifting from a divisional structure to a business domain-based organizational structure, Matsushita will be able to carry out more effective cost reduction activities. The new structure will also facilitate group-wide implementation of cost reduction activities, leading to improved overall results. The company intends to eliminate costs equivalent to 100 billion yen for the fiscal 2004-2005 two-year period, ending March 31, 2005.

New Group Structure for the Next Era

MEI announced it has entered into a basic agreement with Matsushita Electric Works, Ltd. (MEW) to unify the management strategies of the two companies by increasing its capital ownership of MEW. Based on common management philosophies and strategies, the two companies will combine their respective strengths to form a new Matsushita Group, thus augmenting their considerable resources as top global companies.

1.	Establishing “21st Century Collaboration Committee” (Please refer to the Appendix.)

In this committee, the two companies will discuss strategies for new growth and higher productivity from a group and global perspective, as well as from a “customer’s point of view” and taking advantages of their “unparalleled competitive edge.”

2.	Offering “Solutions for a Comfortable Living”

In addition to the fields of home appliances, household equipment, construction materials, electric equipment and lighting, which the two companies are already active in, the new group structure will assist both companies to enter new fields such as home and building networks, environment-related businesses, healthcare, and medical equipment. The two companies aim to achieve a synergy effect by collaborating on development in such new fields.

Toward a More Vibrant Enterprise

1.	As a Public Entity in Society

With its belief that a company is a public entity in society, MEI reconfirms its commitment to serving society through its businesses and improving management transparency from the viewpoint of Corporate Social Responsibility (CSR).

2.	Rejuvenate Matsushita

Regarding the relationship between the individual and the company, MEI will aim to rejuvenate Matsushita from the following perspectives:

■	“Participative Management”: Implement “customer-first principle” through harmonious teamwork and the creative efforts of individual employees.

■	“Merit System”: Appraisal and compensation will be based on ability and achievement.

■	“Valued Employees”: Build a “win-win” relationship between employees possessing specific and valuable skills and the company by rewarding such skilled employees appropriately.

Management Slogan for 2004

Leap Ahead 21 – Acting with the Spirit of a Founder

Blaze a Trail to a New Era

Arriving at the point where the company is about to make a significant leap forward, MEI announces with pleasure that the company is ready for the next stage: to cultivate a new future.

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$61.68 billion for the fiscal year ended March 31, 2003. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam and Frankfurt stock exchanges. For more information, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares of Matsushita Electric Works, Ltd. due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Appendix

Establishment of the “21st Century Collaboration Committee”

Sharing common management philosophy and strategies, Matsushita Electric Industrial Co., Ltd. (MEI) and Matsushita Electric Works, Ltd. (MEW) have reached a basic agreement to collaborate to provide customers with “Solutions for Comfortable Living” that offer new values. On January 9, 2004, in line with this agreement, MEI and MEW have jointly established the “21st Century Collaboration Committee”. The Committee members from both companies, through to the end of March 2004, will discuss specific initiatives for creating customer-oriented synergy effects.

MEI Executive Vice President Kazuo Toda will assume the position of Committee Chairman and MEW Executive Vice President Hiroshi Kikuchi will serve as Committee Vice Chairman. The Committee, consisting of four working groups, namely the “Business Operations Working Group,” “Corporate Culture and Personnel System Working Group,” “Accounting System and IT Working Group,” and “Technology Working Group” will discuss policies for achieving an optimum group management structure.

(Committee Organization)

Chairman: MEI Executive Vice President Kazuo Toda

Vice Chairman: MEW Executive Vice President Hiroshi Kikuchi

The Committee will embody a future vision of an ideal collaborative relationship for the entire Matsushita Group of companies, based on the viewpoint of “customer first,” “group & global management” and “competitive edge,” with the goal of enhancing growth and increasing productivity.

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January 9, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota International PR, Tokyo (Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces 130 billion yen Investment

for Semiconductor Facility

— Producing 90nm processing system LSIs for digital appliances —

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol : MC]), best known for its Panasonic brand name, announced a plan for the construction of a new semiconductor production facility at its Uozu Plant in Toyama Prefecture with an investment of 130 billion yen. The expansion project is planned in a move to increase production capacity of advanced system LSIs which require cutting-edge 90-nanometer processing technology. MEI plans to begin construction in May 2004 and launch production toward the end of 2005.

The company has been leading the digital home electronics market with its 0.13-micron processing system LSIs with a vision to help realize a ubiquitous networking society through the development of miniaturization technology. Now it plans to increase the supply of further advanced system LSIs focusing on five key areas, namely DVDs, DTVs, mobile communications equipment, SD Memory Cards and network-related equipment as well as CCD (charge coupled device) image sensors.

The new plant, which will be equipped with the latest 90-nanometer production process for large-diameter 300mm diameter wafers, will start production at the end of 2005 and increase production capacity eventually to 7,500 wafers per month. Plans call for future upgrading to finer processes toward 65 nanometers and further expanding production capacity to cope with expected increase of demand.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares of Matsushita Electric Works, Ltd. due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

January 21, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Akira Kadota / Wilson Solano
International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Industrial Announces Schedule and Conditions of Tender Offer

for Shares of Matsushita Electric Works

Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand name, announced the schedule and conditions of the acquisition of additional shares of Matsushita Electric Works, Ltd. (MEW) by means of a tender offer.

1.	Purposes of initiating tender offer

As announced in the December 19, 2003 press release “Matsushita Electric Industrial Announces Tender Offer for Shares of Matsushita Electric Works,” MEI will acquire additional shares of MEW, amounting to a total of 51% ownership of MEW’s issued shares, by means of a tender offer. The tender offer, for which MEW has expressed support, is part of efforts to establish an optimum operating structure from a customers’ point of view, and accelerate comprehensive collaboration between the two companies.

By combining MEI’s extensive management resources in the areas of digital networking, home appliances, components and devices, and R&D, with MEW’s considerable expertise in the living environments field, the two companies aim to achieve synergy effects resulting in a new Matsushita group, offering “solutions for comfortable living” to address such issues as the realization of a ubiquitous networking society and coexistence with the environment.

Meanwhile, the increased collaboration is also expected to facilitate creation of new growth opportunities and improved productivity in a number of business areas. MEI and MEW intend to combine groupwide efforts in R&D, manufacturing and sales, and work to enhance overall efficiency, while strengthening product development capabilities and cost competitiveness. Through these initiatives, the two companies will strive to achieve further growth in such areas as home appliances, household equipment & building products, electrical construction materials, lighting, home & building information networks, environment-related systems, and healthcare & medical equipment, thereby resolidifying the Matsushita group’s position as a global leader.

2.	Outline of tender offer

(1)	Basic information for the company whose shares MEI will acquire by tender offer

1)	Trade name	:	Matsushita Electric Works, Ltd.

2)	Principal lines of business	:	Manufacture and sale of lighting, information, electric, housing and other equipment

3)	Date of incorporation	:	December 15, 1935

4)	Principal office	:	1048, Oaza Kadoma, Kadoma-shi, Osaka, Japan

5)	Representative	:	Koichi Hatanaka, President and Representative Director

6)	Capital stock (million yen)	:	138,349 (as of November 30, 2003)

7)	Major shareholders and shareholdings (as of November 30, 2003) :

    Matsushita Electric Industrial Co., Ltd.

    Japan Trustee Services Bank, Ltd.

    The Master Trust Bank of Japan, Ltd.

    Nippon Life Insurance Co.

    Matsushita Real Estate Co., Ltd.

    Nomura Securities Co., Ltd.

    Matsushita Investment & Development Co., Ltd.

    Sumitomo Mitsui Banking Corporation

    Resona Bank, Ltd.

    BNP Paribas Securities (Japan) Ltd.

31.83% 6.21% 3.22% 2.55% 2.21% 2.06% 1.97% 1.30% 1.23% 1.10%
Note: MEW holds 15,810,228 shares (2.15% of total) of its own stock.

8) Relationship between MEI and MEW:
Capital	:	MEI owns 31.8% of MEW’s issued shares.
Personnel	:

There is one Director from MEI on MEW’s Board of Directors.

There was one Corporate Auditor from MEI on MEW’s Board of Corporate Auditors (this Corporate Auditor resigned as of December 19, 2003).

There is one Corporate Auditor from MEW on MEI’s Board of Corporate Auditors.

Transactions	:	MEI and MEW sell and purchase products from each other and have various other transactions. MEI licenses the brand names of “National” and “Panasonic” to MEW, receiving consideration.

(2)	Class of MEW’s shares to be acquired by tender offer

Common stock

(3)	Period of tender offer

Commencing on January 28, 2004, to be completed by March 25, 2004

(4)	Commencement date of settlement

April 1, 2004

(5)	Tender offer price

1,040 yen per share

(6)	Basis of calculation of tender offer price

The tender offer price of 1,040 yen per share was calculated based on the average closing price of MEW’s shares on the Tokyo Stock Exchange for the one-month period ended December 18, 2003. (The tender offer price includes a 30% premium over such average closing price.) The tender offer price was determined through comprehensive consideration of such factors as the market value of shares, financial condition and future earnings of MEW, and on the assumption that MEI acquires a majority of the issued shares of MEW.

(7)	Number of shares to be purchased

140.55 million shares

Notes:	1.	If the total number of shares which shareholders offer to sell is less than the above number of shares, MEI will purchase all such shares offered by shareholders.

	2.	If the total number of shares which shareholders offer to sell exceeds the number of shares to be purchased, MEI will not purchase all such excess shares, and will implement delivery or make other settlement regarding the purchase of share certificates pursuant to the pro rata method provided under Article 27-13, Paragraph 5 of the Securities and Exchange Law of Japan.

(8)	Change in ownership of shares

Shares owned by MEI before tender offer :	233.39 million (31.8% of total)
Shares to be owned by MEI after tender offer :	373.94 million (51.0% of total)

Notes:	1.	“Shares to be owned by MEI after the tender offer” is the number of shares MEI will own, assuming it purchases 140.55 million shares, as indicated in (7) above.

	2.	The percents of total shown in parentheses above are calculated based on the number of all issued shares (733.21 million shares) of MEW as of November 30, 2003.

(9)	Date of public notice of commencement of tender offer

January 28, 2004

(10)	Tender offer agent

Nomura Securities Co., Ltd.

(11)	Funds required for purchase

146,172 million yen (assuming all shares to be acquired are purchased at the aforementioned tender offer price)

3.	Support by MEW

The Board of Directors of MEW passed a resolution supporting this tender offer on December 19, 2003.

4.	Future Prospects

MEW will become a consolidated subsidiary of MEI from the year ending March 31, 2005 (fiscal 2005). MEI currently expects that this tender offer will have no material effect on the company’s financial results forecast for the current fiscal year, ending March 31, 2004 (fiscal 2004).

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility that Matsushita may be unable to complete the proposed acquisition of shares of Matsushita Electric Works, Ltd. due to insufficient tenders; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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